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                                                                    Exhibit 8.4




                             SUPPLEMENTAL AGREEMENT

                    SATX, INC. & PARADIGM MANUFACTURING, INC.

This Supplemental Agreement, entered into on this 3rd day of March, 2000, by SATX, Inc. ("SATX"), located at 4710 Eisenhower Blvd., Tampa, Florida, and Paradigm Manufacturing, Inc. ("PMI"), located at 4450 East Adamo Drive, Tampa, Florida, documents the combined agreement between the parties regarding Paradigm's Promissory Note to SATX dated 16 February, 2000, closure on the Stock Purchase Agreement between the parties dated 15 October, 1999, and includes the parties' concurrence to finish the development and tooling of the Prepaid Phone Project. Actions required regarding GPS-Tracker development will be formulated at a later date, under separate agreement.

The Promissory Note, executed and attached hereto as Exhibit A defines the specific parameters for the repayment by Paradigm to SATX for advances made during the June, 1999 to February, 2000 time period as documented by the Payment History schedule attached hereto as Exhibit B. The Promissory Note includes the terms and conditions under which the repayment is to be made in settlement, in lieu of closure, of the 1999 Stock Purchase Agreement between the parties, including the personal guarantees for the Note by the PMI principals, i.e., current directors and officers.

Exhibit B also displays monies spent by PMI in an effort to develop exclusively for SATX, to SATX supplied specifications, an intelligent prepaid cellular phone using Motorola's StarTac cellular product, and Paradigm's three-wire bus license from Motorola, as a baseline. It is agreed by the parties that $120,000 in previously furnished SATX funding was applied by PMI to the phone development project authorized by SATX. It is further agreed by the parties that the phone project shall be completed not later than 15 May, 2000 for an additional cost in the total amount of $82,000 to be used by PMI to complete all necessary development and production readiness labor and to acquire the necessary parts and production tooling to complete operational test units and have the resultant accepted product ready to enter production by 15 May, 2000. It is understood and agreed between the parties that PMI's failure to complete the prepaid cellular project to SATX's satisfaction consistent with prior and reasonable. understandings between the parties, summarized herein as Exhibit C, by the date agreed within this Agreement will constitute breach under the Promissory Note and default under the terms of the Note. As such, all unpaid principal and accrued interest will become immediately due and payable in full.

It is agreed between the parties that the baseline for the development of the Motorola-based prepaid StarTac is the 3-wire bus license from Motorola held by Paradigm subsidiary, Creative Engineering. As such, any portion of the design/software/firmware (Intellectual Property) that includes CONTROLS to directly operate a Motorola cellular transceiver is the sole property of Paradigm Manufacturing, Inc., and its subsidiary, Creative Engineering Concepts, as required under its bus license agreement with Motorola. SATX does not have the rights to alter or decompile the software, and cannot modify the hardware design, including values that could cause a change in amplitude of the signal, or how interface protocol is handled. Should SATX alter, copy, or decompile software, or change the interface in any way, without the express written consent of Motorola, such action would negate the right to use the Motorola cellular transceiver as modified for this application. Any such infraction would require Paradigm, under its license, to immediately notify Motorola of the breach.

All application specific features, including plastics, tooling, and other specifically designed components for the prepaid application shall remain the sole property of SATX, as full payment for the required work has been made via the reduced repayment schedule defined under Exhibit B to this document. It is also agreed between the parties that the "debit" portion of the software, created in concert with DebitFone's specifications, previously issued to Paradigm, remains the sole property of SATX, Inc., and DebitFone International, Inc., and disclosure of any of its contents to any outside party is prohibited.





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Page-2-of-2-, Supplemental Agreement

In consideration for the remaining debit phone work to be funded by SATX, it is agreed between the parties that such funding will be provided to Paradigm via reduced payments to SATX from PMI necessary in satisfaction of the Promissory Note. As such, the gross principal amount due for repayment to SATX in the amount of $338,491 is reduced by $82,000 for the fixed price of the remaining phone project work to yield a net revised repayment to SATX by PMI in the principal amount of $256,491 plus interest accrued per the terms of the Promissory Note. In reflection of said reduction the schedule for the net cash principal repayment to SATX is as follows (replaces the Promissory Note repayment schedule):

                  $  50,000.00 by 1 April, 2000
                     50,000.00 by 1 May, 2000
                     55,000.00 by 1 July, 2000
                     55,000.00 by 1 September, 2000
                     46,491.00 by 1 November, 2000
                  ------------

Total Net Pay $256,491.00 + accrued interest (to be included in the November, 2000 payment)

In the event of a default in payment to the above schedule, the default provisions of the Promissory Note become immediately effective.

It is also understood by the parties that, upon completion of the prepaid cellular project, all drawings, data, and source code representing the project become the property of SATX, and a full documentation package, suitable for reprocurement purposes, will be immediately delivered to SATX except as constrained by the Motorola 3-Wire Bus License defined herein. It is further understood that, in the event of default in payments or phone project scheduled completion, all existing drawings, data packages, and source code listings at the time of default will be immediately delivered to SATX by PMI.

It is also agreed that, upon satisfactory completion of the elements of this Supplemental Agreement and its Exhibits, the Stock Purchase Agreement dated 15 October, 1999 will be terminated in full. The parties hereto, each to the other, agree to the termination of the 15 October, 1999 Agreement, and of no force and effect, upon completion of the tasks defined within tins Supplemental Agreement. The parties also agree that they have no further obligations or responsibilities to each other upon completion of the terms of this Agreement, and that they each agree to release and hold harmless the other party from any liability associated with the 15 October, 1999 Agreement provisions once the terms are fulfilled. The parties also attest and warrant that they are duly authorized to execute this document in its entirety,

This document and the related activity therein are governed and construed in accordance with the laws of the State of Florida. The agreement cannot be modified unless signed by both parties. In the event any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of the provisions remain in full force and effect, as written.

ACCEPTED AND AGREED effective on the date first written above.

SATX, INC.                                      PARADIGM MANUFACTURING, INC.



By: /s/ Merritt Jesson                          By: /s/ Steve Smith
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        Merritt Jesson                                  Steve Smith

Its:    CEO & President                         Its:
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